UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2023

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel
+972-73-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On January 6, 2023, Steakholder Foods Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with A.G.P./Alliance Global Partners, as representative of the several underwriters (the “Underwriter”) in connection with an underwritten public offering (the “Offering”) of (i) 1,550,000 American Depositary Shares (each an “ADS”), each ADS representing ten ordinary shares, no par value, of the Company, (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase 4,950,000 ADSs, (iii) warrants (the “Investor Warrants”) to purchase 6,500,000 ADSs, and (iv) up to 975,000 additional ADSs and/or Pre-Funded Warrants and 975,000 Investor Warrants issuable upon exercise of the Underwriter’s over-allotment option (the “Option Securities”).

The Underwriter agreed to purchase the ADSs from the Company at a price of $1.00 per ADS. The Investor Warrants have an exercise price of $1.00 per ADS, are immediately exercisable, and may be exercised until January 10, 2028. The purchase price of each Pre-Funded Warrant will equal the price per share at which the ADSs are being sold to the public in this offering, minus $0.0001, the exercise price of each Pre-Funded Warrant. Under the terms of the Underwriting Agreement, the Company also issued to the Underwriter a warrant for the purchase of 162,500 ADSs, representing 2.5% of the sum of the ADSs and Pre-Funded Warrants sold in the Offering (together with the Investor Warrants and the Pre-Funded Warrants, the “Warrants”).

The net proceeds to the Company from the Offering, excluding any exercise by the Underwriter of its 45-day option to purchase any of the Option Securities and the exercise of any Warrants, are approximately $6.5 million before deducting estimated offering expenses payable by the Company. The Company intends to use the proceeds from the Offering for general corporate purposes, which may include operating expenses, working capital, future acquisitions or share repurchases, general capital expenditures and satisfaction of debt obligations.

The Offering, which closed on January 10, 2023, was made pursuant to a registration statement on Form F-1 (File No. 333-268559), previously filed by the Company with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on January 5, 2023.

The Underwriting Agreement contains customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriter, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties, and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by such parties. The underwriting discounts and commissions paid by the Company in connection with the Offering will be apportioned as follows: 75% to A.G.P./Alliance Global Partners, sole book-running manager for the Offering, and 25% to Maxim Group LLC, lead manager for the Offering.

On January 6, 2023, the Company also entered into a letter agreement (the “Warrant Amendment”) with Armistice Capital Master Fund Ltd. whereby the exercise price of warrants to purchase up to 1,857,143 ADSs was reduced from $3.50 to $1.00 and the termination date was extended from July 5, 2027 to January 10, 2028.

A copy of the Underwriting Agreement, Warrant, Pre-Funded Warrant and Warrant Amendment are filed as Exhibits 1.1, 4.1, 4.2 and 4.3, respectively, to this Form 6-K. The foregoing description of the terms of the Underwriting Agreement, Warrant, Pre-Funded Warrant and Warrant Amendment do not purport to be complete and are qualified in their entirety by reference to such exhibit.

On January 6, 2023, the Company issued a press release announcing the pricing of the Offering, which is attached hereto as Exhibit 99.1. On January 10, 2023, the Company issued a press release announcing the closing of the Offering, which is attached hereto as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

	By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer
Date: January 10, 2023

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.1
Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to the Registrant’s registration statement on Form F-1, as amended, filed with the SEC on January 5, 2023 (File No. 333- 268559))

4.1	Form of Warrant (incorporated herein by reference to Exhibit 4.4 to the Registrant’s registration statement on Form F-1, as amended, filed with the SEC on January 5, 2023 (File No. 333- 268559))
4.2
Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.5 to the Registrant’s registration statement on Form F-1, as amended, filed with the SEC on January 5, 2023 (File No. 333- 268559))

4.3	Warrant Amendment dated January 6, 2023 by and between the Registrant and Armistice Capital Master Fund Ltd.
99.1	Press release, dated January 6, 2023, titled “Steakholder Foods Ltd. Announces Pricing of $6.5 Million Public Offering”
99.2	Press release, dated January 10, 2023, titled “Steakholder Foods Ltd. Announces Closing of $6.5 Million Public Offering”